82-1209

GGL DIAMOND CORP.

RECEIVED
2005 JAN 19 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378


05005335

January 10, 2005

SUPPL

PRESS RELEASE

GGL ANNOUNCES CLOSING OF PRIVATE PLACEMENT FINANCING

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** announces, further to its press release of December 23, 2004, that the Company has raised gross proceeds of $230,000 by way of a non-brokered private placement of 1,150,000 flow-through shares at $0.20 each which closed on January 6, 2005. The shares have a hold period until May 7, 2005.

The Company will incur the gross proceeds for the flow-through private placement on mineral exploration expenditures and will renounce the subscription proceeds so incurred to the subscribers effective December 31, 2004.

PROCESSED
JAN 26 2005
THOMSON FINANCIAL

GGL DIAMOND CORP.

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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